

March 16, 2009

Mr. Ronald D. Sloan
Chief Executive Officer
Can Cal Resources Ltd.
2500 Vista Mar Drive
Las Vegas, Nevada 89128

Re: Can Cal Resources Ltd.
Form 10-KSB for the Fiscal Year Ended December 31, 2007
Filed April 16, 2008
Form 10-KSB for the Fiscal Year Ended December 31, 2006
Filed April 9, 2007
File No. 0-26669

Dear Mr. Sloan:

        We have completed our review of your filings and do not, at this time, have any further comments.

                                Sincerely,

                                Karl Hiller
                                Branch Chief